LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
STEEL PARK LLC

This OPERATING AGREEMENT is entered into and shall be effective as of April ___

 2006 by and among the Persons who are identified as Members on Exhibit A attached hereto and who have executed a counterpart of this Agreement as Members pursuant to the provisions of the Act on the following terms and conditions:

ARTICLE 1
THE COMPANY

Section 1.1 Definitions. Capitalized words and phrases used in this Agreement have the following meanings:
"Act" means the Delaware Limited Liability Company Act, 6 Delaware Code Section 18-101 et seq., as amended from time to time (or any corresponding provisions of succeeding law).

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments:

(1) Credit to such Capital Account any amounts that such Member is deemed to be obligated to restore pursuant to the penultimate sentences in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and

(2) Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" means, with respect to any Person (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person (ii) any officer, director, general Member, member or trustee of such Person, or (iii) any Person who is an officer, director, general Member, member or trustee of any Person described in Subsections (i) or (ii) of this sentence. For purposes of this definition, the terms "controlling," "controlled by," or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least 50% of the directors, managers, general Members, or persons exercising similar authority with respect to such Person or entities.

"Agreement" or "Operating Agreement" means this Operating Agreement of Steel Park LLC, including all Exhibits and Schedules attached hereto, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires. All references in this Agreement to "Section" or "Sections" are to a section or sections of this Agreement unless otherwise specified.

"Alliance Agreement" means the agreement of that name entered into between PHL and WWE dated February 1, 2006.

"Allocation Year" means (i) the period commencing on the Effective Date and ending on December 31, 2006, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in Subsections (i) or (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Article III hereof.

"Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person (i) the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors, (ii) the filing of any petition or answer by such Person seeking to adjudicate itself as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its Property, or (iii) corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency, or similar statute, law, or regulation, or the filing of any such petition against such Person, which petition shall not be dismissed within ninety (90) days, or without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the Property of such Person, which order shall not be dismissed within ninety (90) days.

"Base Case Financial Model" means the financial model prepared by the Members in accordance with the Alliance Agreement, as set forth in Exhibit D hereto.
"Business" means the business of developing, constructing, operating and/or managing the Project.
"Business Day" means a day of the year on which banks are not required or authorized to close in New York, New York or Scottsdale, Arizona.
"Capital Account" means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(1) To each Member's Capital Account there shall be credited (A) such Member's Capital Contributions, (B) such Member's distributive unit of Profits and any items in the nature of income or gain that are specially allocated pursuant to Section 3.3 or Section 3.3 hereof, and (C) the amount of any Company liabilities assumed by such Member or that are secured by any Property distributed to such Member. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note (or a Member related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2),

(2) To each Member's Capital Account there shall be debited (A) the amount of money and the Gross Asset Value of any Property distributed to such Member pursuant to any provision of this Agreement, (B) such Member's distributive unit of Losses and any items in the nature of expenses or losses that are specially allocated pursuant to Section 3.3 or Section 3.3 hereof, and (C) the amount of any liabilities of such Member assumed by the Company or that are secured by any Property contributed by such Member to the Company,

(3) In the event Membership Interests are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Membership Interests, and

(4) In determining the amount of any liability for purposes of subparagraphs (i) and (ii) above there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Management Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Members), the Management Committee may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Article XII hereof upon the dissolution of the Company. The Management Committee also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

"Capital Call" means a demand made by the Management Committee to a Member for its Percentage Interest share of funds specified in accordance with Section 2.3(a).
"Capital Call Request" has the meaning set forth in Section 2.4(a).

"Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any Property (other than money) contributed to the Company with respect to the Membership Interests in the Company held or purchased by such Member, including amounts contributed pursuant to a Capital Call.

"Certificate" means the certificate of formation filed with the Secretary of State of the State of Delaware pursuant to the Act to form the Company, as originally executed and amended, modified, supplemented, or restated from time to time, as the context requires.

"Certificate of Cancellation" means a certificate filed in accordance with 6 Delaware Code Section 18-203.
"Code" means the United States Internal Revenue Code of 1986, as amended from time to time.

"Company" means the limited liability company formed pursuant to this Agreement and the Certificate and the limited liability company continuing the business of this Company in the event of dissolution of the Company as herein provided.

"Company Minimum Gain" has the same meaning as the term "partnership minimum gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Completion" means the date on which the Project (or a particular Stage of the Project if the Project is developed in Stages, as applicable) is certified as having been completed under or for the purposes of the Facility Agreement.

"Confidential Information" means any information regarding:
(a) the Project;
(b) the assets or affairs of the Company;
(c) this Agreement and the transaction contemplated by it;
(d) the PHL Group which Pacific Hydro US notifies to VRC is confidential; and
(e) the WWE Group which VRC notifies to Pacific Hydro US is confidential.
"Deadlock Notice" has the meaning set forth in Section 14.2.

"Debt" means (i) any indebtedness for borrowed money or the deferred purchase price of property as evidenced by a note, bonds, or other instruments, (ii) obligations as lessee under capital leases, (iii) obligations secured by any mortgage, pledge, security interest, encumbrance, lien, or charge of any kind existing on any asset owned or held by the Company whether or not the Company has assumed or become liable for the obligations secured thereby, (iv) any obligation under any interest rate swap agreement, (v) accounts payable, and (vi) obligations under direct or indirect guarantees of (including obligations (contingent or otherwise) to assure a creditor against loss in respect of) indebtedness or obligations of the kinds referred to in Subsections (i), (ii), (iii), (iv), and (v) above, provided that Debt shall not include obligations in respect of any accounts payable that are incurred in the ordinary course of the Company's business and are not delinquent or are being contested in good faith by appropriate proceedings.

"Defaulting Member" has the meaning set forth in Section 11.2.
"Default Notice" has the meaning set forth in Section 11.3.
"Default Membership Interests" has the meaning set forth in Section 11.3.

"Depreciation" means, for each allocation Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Allocation Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Year, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Year bears to such beginning adjusted tax basis, provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Management Committee.

"Development Budget" means the budget attached as Schedule 1.

"Development Expenses" means, with respect to any Member, all third party costs and expenses incurred by such Member or any of its Affiliates in connection with the development of the Project, including, without limitation, planning, preparing of agreements, permitting, engineering, procuring, accounting, developing, acquiring constructing and equipping the Project.

"Development Completion" means that stage of the Project where all of the contracts necessary to ensure the construction, operation, funding and revenue generation of the Project have been executed and the Base Case Financial Model indicates that the Hurdle Rate will be satisfied.

"Development Member" has the meaning set forth in Section 2.4(c).
"Development Plan" means the plan attached as Schedule 1.
"Dispute Meeting" has the meaning set forth in Section 14.1.
"Dissolution Event" has the meaning set forth in Section 12.1.
"Effective Date" means the date first written above.
"Encumbrance" means an interest or power:
(a) reserved in or over any interest in any asset including, but not limited to, any retention of title; or
(b)created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of, or having similar commercial effect to, security for the payment of a debt, any other monetary obligation or the performance of any other obligation, and includes, but is not limited to, any agreement to grant or create any of the above.

"Event of Default" means any event specified in Section 11.1.
"Exclusive Dealing Period" has the meaning set forth in Section 10.3(a).
"Exercise Notice" has the meaning set forth in Section 11.3.

"Facility" means a non-recourse project debt finance facility or facilities to be obtained by the Company for the purpose of funding the Project, or if the Project is developed in Stages, for the purpose of funding any particular Stage of the Project.

"Facility Agreement" means the agreement or agreements under which a Facility is provided and includes any security documentation relating to the Facility.
"Final Project Approval" means the date on which the last of the Members obtains the approval of its board of directors to proceed with the construction of the Project.

"Financiers," in respect of a Facility, means the financial institution or institutions from whom the Company is to, or may, obtain the financial accommodation being provided under the Facility, and includes any security trustee and agent appointed by them

"Fiscal Quarter" means (i) the period commencing on the Effective Date and ending on June 30, 2006, (ii) any subsequent three (3)-month period commencing on each of January 1, April 1, July 1, and October 1, and ending on the last date before the next such date, and (iii) the period commencing on the immediately preceding January 1, April 1, July 1, or October 1, as the case may be, and ending on the date on which all Property is distributed to the Members pursuant to Article XI hereof.

"Fiscal Year" means (i) the period commencing on the Effective Date and ending on December 31, 2006, (ii) any subsequent twelve (12)-month period commencing on January 1 and ending on December 31, and (iii) the period commencing on the immediately preceding January 1 and ending on the date on which all Property is distributed to the Members pursuant to Article XIII hereof.

"GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

"Governmental Authority" means the United States, any state, commonwealth, territory or possession thereof and any political or judicial subdivision or instrumentality of any of the foregoing, including, without limitation, courts, departments, commissions, boards, bureaus or agencies.

"Gross Asset Value" means with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(5) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Management Committee, provided that the initial Gross Asset Values of the assets contributed to the Company pursuant to Section 2.1 hereof shall be as set forth in such section;

(6) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as determined by the Management Committee, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided that an adjustment described in Subsections (A) or (B) of this paragraph shall be made only if the Management Committee reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(7) The Gross Asset Value of any item of Company assets distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Management Committee; and

(8) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of "Profits" and "Losses" or Section 3.3(a) hereof, provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv). If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii), or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses.

"Hurdle Rate" means each Member's required equity rate of return as identified on or before the date of execution of this Agreement.

"Independent Valuer" means a recognized expert valuer with international experience appointed by agreement between PHL and WWE or, failing agreement, within 7 days of one of them seeking agreement of the other to the appointment, appointed by the American Appraisal Association (as appropriate) at the request of either of them.

"Involuntary Bankruptcy" has the meaning set forth in the definition of "Bankruptcy."
"Issuance Items" has the meaning set forth in Section 3.3(h).
"Legal Requirements" means any law, statute, ordinance, decree, order, judgment, rule or regulation of any Governmental Authority.
"Liquidation Period" has the meaning set forth in Section 12.7.
"Liquidator" has the meaning set forth in Section 12.9(a).
"Losses" has the meaning set forth in the definition of "Profits" and "Losses."
"Management Committee" has the meaning set forth in Section 5.4(a).
"Management Services Agreement," means the agreement of that name to be entered into between the Company and the Manager substantially in the form attached as Exhibit B.
"Manager" means Pacific Hydro US Holdings Inc.

"Member" means any Person (i) who is referred to as such on Exhibit A to this Agreement, or who has become a substituted Member pursuant to the terms of this Agreement, and (ii) who has not ceased to be a Member. "Members" means all such Persons.

"Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Membership Interest" means an ownership interest of a Member in the Company, including any and all benefits to which the holder of such Membership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement.

"Net Cash Flow" means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Management Committee. "Net Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the first sentence of this definition.

"Non-Defaulting Member" has the meaning set forth in Section 11.2.
"Non-Development Member" has the meaning set forth in Section 2.4(c).
"Non-Paying Member" has the meaning set forth in Section 2.3(b).
"Nonrecourse Deductions" has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).
"Nonrecourse Liability" has the meaning set forth in Regulations Section 1.704-2(b)(3).
"Notice of Dispute" has the meaning set forth in Section 14.1.
"Offer Notice" has the meaning set forth in Section 10.3.
"Offeror" has the meaning set forth in Section 10.4.
"Offer Period" has the meaning set forth in Section 14.3.
"Other Member" has the meaning set forth in Section 10.2.
"Pacific Hydro US" means Pacific Hydro US Holdings Inc., a Delaware corporation.

"Parent" means (i) in the case of Pacific Hydro US, Pacific Hydro International Proprietary Ltd., an Australian company, and (ii) in the case of VRC, Western Wind Energy Corporation, a British Columbia corporation.

"Paying Member" has the meaning set forth in Section 2.3(b).

"Percentage Interest" means, with respect to any Member as of any date, the ratio (expressed as a percentage) of the Membership Interests held by such Member on such date to the aggregate Membership Interests held by all Members on such date. The Percentage Interest of each Member shall determine the respective proportion, expressed as a percentage, by which that Member, subject to this Agreement:

(a) is entitled to hold Membership Interests in the Company;
(b) is entitled to participate in profits, if any, paid by the Company; and
(c) is entitled to voting rights.
The Percentage Interest of each Member immediately after the Effective Date is set forth on Exhibit A attached hereto.
"Person" means any individual, company (whether general or limited), limited liability company, corporation, trust, estate, association, nominee, or other entity.
"PHL" means Pacific Hydro International Property, Ltd., an Australian corporation.
"PHL Group" means PHL and any Subsidiary thereof.
"Pre-Development Cost" has the meaning set forth in Section 2.4(a).
"Pre-Development Cost Difference" has the meaning set forth in Section 2.4(c).

"Profits" and "Losses" mean, for each Allocation Year, an amount equal to the Company's taxable income or loss for such Allocation Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(9) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(10) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses," shall be subtracted from such taxable income or loss;

(11) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of "Gross Asset Value," the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(12) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(13) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Year, computed in accordance with the definition of Depreciation;

(14) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(15) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 3.3 or Section 3.4 hereof shall not be taken into account in computing Profits or Losses. The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 3.3 or Section 3.4 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

"Project" means the wind energy project contemplated to be developed in Mojave, Arizona, a proposed fifteen (15) MW wind power generation facility utilizing fifteen MWT-1000/62 wind turbines.
"Project Site" means the area in which the Project will be developed and constructed.
"Property" means all real and personal property acquired by the Company, including cash, and any improvements thereto, and shall include both tangible and intangible property.
"Reconstitution Period" has the meaning set forth in Section 12.1(b).
"Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations are amended from time to time.
"Regulatory Allocations" has the meaning set forth in Section 3.4.
"Representative" has the meaning set forth in Section 5.4.
"Sales Process Notice" has the meaning set forth in Section 10.2.
"Selling Member" has the meaning set forth in Section 10.2.
"Securities Act" means the Securities Act of 1933, as amended.
"Senior Notice of Dispute" has the meaning set forth in Section 14.1.
"Stage" means, if the Development Plan calls for the Project to be developed progressively in discrete stages, each such discrete stage identified in the Development Plan.

"Subsidiary" means any corporation, Company, joint venture, limited liability company, association, or other entity in which such Person owns, directly or indirectly, fifty percent (50%) or more of the outstanding equity securities or interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such entity.

"Tax Matters Member" has the meaning set forth in Section 8.2(a).
"Third Appraiser" has the meaning set forth in Section 11.4(b).
"Third Party Purchaser" has the meaning set forth in Section 10.3(c).

"Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or hypothecate, or otherwise dispose of.

"Trigger Notice" has the meaning set forth in Section 4.3.
"Voluntary Bankruptcy" has the meaning set forth in the definition of "Bankruptcy."
"VRC" means Verde Resources Corporation, an Arizona corporation and a Wholly Owned Subsidiary of WWE.

"Wholly Owned Affiliate" of any Person means an Affiliate of such Person (i) one hundred percent (100%) of the voting stock or beneficial ownership of which is owned directly by such Person, or by any Person who, directly or indirectly, owns one hundred percent (100%) of the voting stock or beneficial ownership of such Person, (ii) an Affiliate to such Person who, directly or indirectly, owns one hundred percent (100%) of the voting stock or beneficial ownership of such Person, and (iii) any Wholly Owned Affiliate of any Affiliate described in Subsection (i) or Subsection (ii).

"WWE" means Western Wind Energy Corporation, a British Columbia corporation.
"WWE Group" means WWE and any Subsidiary thereof.
"WWE" Services Agreement means the agreement of that name to be entered into between the Manager and VRC in the form attached here to as Exhibit C.

Section 1.2 Formation. The Members hereby agree to form the Company as a limited liability company under and pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement. The fact that the Certificate is on file in the office of the Secretary of State, State of Delaware, shall constitute notice that the Company is a limited liability company. Simultaneously with the execution of this Agreement and the formation of the Company, each of the Members shall be admitted as members of the Company. The rights and liabilities of the Members shall be as provided under the Act, the Certificate, and this Operating Agreement.

Section 1.3 Name. The name of the Company shall be Steel Park LLC and all business of the Company shall be conducted in such name.
Section 1.4 Purpose; Powers.

(a) The purposes of the Company are (i) design, permit, engineer, finance and construct the Project in one or more Stages, first, to Development Completion, and next, to Completion, (ii) obtain, enter into and perform any and all contracts and engage in any and all transactions consistent with the development, construction and implementation and subsequent operation of the Project, (iii) own and operate the Project, (iv) to make such additional investments and engage in such additional activities as the Manager, Management Committee or Members may approve, and (v) to engage in any and all activities related or incidental to the purposes set forth in Subsections (i), (ii), (iii) and (iv).

(b) The Company has the power to do any and all acts necessary, appropriate, proper, advisable, incidental, or convenient to or in furtherance of the purposes of the Company set forth in Section 1.4(a) hereof and has, without limitation, any and all powers that may be exercised on behalf of the Company by the Manager or Management Committee pursuant to Article V hereof.

Section 1.5 Principal Place of Business. The principal place of business of the Company shall be at 6619 North Scottsdale Road, Scottsdale, Arizona 85250. The registered office of the Company in the State of Delaware initially is located at 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808.

Section 1.6 Term. The term of the Company shall commence on the date the Certificate is filed in the office of the Secretary of State of the State of Delaware in accordance with the Act and shall continue until the winding up and liquidation of the Company and its business is completed following a Dissolution Event, as provided in Article XII hereof. Prior to the time that the Certificate is filed, no Person shall represent to third parties the existence of the Company or hold himself out as a Member or Manager.

Section 1.7 Filings; Agent for Service of Process.

(a) The Manager is hereby authorized to and shall cause the Certificate to be filed in the office of the Secretary of State of the State of Delaware in accordance with the Act. The Management Committee shall take any and all other actions reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Delaware, including the preparation and filing of such amendments to the Certificate and such other assumed name certificates, documents, instruments, and publications as may be required by law, including, without limitation, action to reflect:

(1) A change in the Company name;

(2) A correction of false or erroneous statements in the Certificate or the desire of the Members to make a change in any statement therein in order that it shall accurately represent the agreement among the Members; or

(3) A change in the time for dissolution of the Company as stated in the Certificate and in this Agreement.

(b) The Members and the Management Committee shall execute and cause to be filed original or amended certificates and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of any other jurisdictions in which the Company engages in business.

(c) The registered agent for service of process on the Company in the State of Delaware shall be Corporation Service Company or any successor as appointed by the Members in accordance with the Act.

(d) Upon the dissolution and completion of the winding up and liquidation of the Company in accordance with Article XII, the Management Committee shall promptly execute and cause to be filed a certificate of cancellation in accordance with the Act and the laws of any other jurisdictions in which the Management Committee deems such filing necessary or advisable.

Section 1.8 Title to Property. All Property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such Property in its individual name, and each Member's interest in the Company shall be personal property for all purposes. At all times after the Effective Date, the Company shall hold title to all of its Property in the name of the Company and not in the name of any Member.

Section 1.9 Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be Transferred or Encumbered for, or in payment of, any individual obligation of any Member.

Section 1.10 Independent Activities; Transactions With Affiliates.

(a) The Manager shall be required to devote such time to the affairs of the Company as may be necessary to manage and operate the Company, and shall be free to serve any other Person or enterprise in any capacity that the Manager may deem appropriate in his, her, or its discretion.

(b) Insofar as permitted by applicable law, and subject at all times to the Members overriding obligations under the Alliance Agreement, neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Member or Manager or their Affiliates from engaging in whatever activities they choose, whether the same are competitive with the Company or otherwise, and any such activities may be undertaken without having or incurring any obligation to offer any interest in such activities to the Company or any Member, or require any Member or Manager to permit the Company or any other Manager or Member or its Affiliates to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

(c) To the extent permitted by applicable law and subject to the provisions of this Agreement, the Management Committee is hereby authorized to cause the Company to purchase Property from, sell Property to, or otherwise deal with any Member or Manager, acting on its own behalf, or any Affiliate of any Member or Manager, provided that any such purchase, sale, or other transaction shall be made on terms and conditions that are no less favorable to the Company than if the sale, purchase, or other transaction had been made with an independent third party.

I
MEMBERS' CAPITAL CONTRIBUTIONS
Section 2.1 Capital Contributions.
(a) Each Member's Capital Contributions shall be made in proportion to that Member's Percentage Interest.

(b) As soon as practicable after the execution of this Agreement, the Members shall transfer to the Company their initial Capital Contributions. The initial Capital Contributions of the Members are as indicated on Exhibit A attached hereto. Unless otherwise agreed in writing between the parties hereto, and subject to Article X hereof, each Member shall maintain at all times the Membership Interests equal to such Member's Percentage Interest.

Section 2.2 Assets or Interests Transferred to the Company.

(a) As soon as practicable after the execution of this Agreement, the Members shall transfer or assign to the Company their respective share in any assets or other interests that are necessary for the development and operation of the Project.

(b) The value of the assets or other interests assigned or transferred pursuant to Section 2.2(a) will be deemed to be a Pre-Development Cost (as that term is defined in Section 2.4(a)) of the Member that assigned or transferred the asset or other interest. The value assigned to such assets or other interest are to be set forth upon the transfer of such assets or other interest on Schedule 2.1 attached to this Agreement subsequent to the date hereof.

Section 2.3 Parties to Fund in Proportion to Interest.

(a) Subject to this Article II, prior to Final Project Approval, each Member shall, in proportion to its respective Percentage Interest, contribute to the Company such funds or other assets to enable the Company to carry out its operating obligations in accordance with the following provisions:

(1) the actual and anticipated funds required to be contributed by each Member from time to time to fund the development of the Project in accordance with the Development Budget or to reimburse any Member that has incurred (x) Development Expenses in accordance with the Development Budget or (y) Pre-Development Costs, shall be determined by the Management Committee;

(2) the Management Committee shall, from time to time, issue Capital Calls to each Member for such Member's share of the actual or anticipated funds required to be contributed in proportion to such Member's Percentage Interest; and

(3) the Members shall pay to the Company all Capital Calls issued to them.

(b) Subject to Section 2.4 and Section 2.5, if a Member fails to pay to the Company a Capital Call issued to it (the "Non-Paying Member"), the other Member (the "Paying Member") may elect to pay to the Company the portion of the Capital Call unpaid by the Non-Paying Member.

(c) Subject to Section 2.4 and Section 2.5, if the Paying Member elects to pay the Non-Paying Member's portion of the unpaid Capital Call, the Non-Paying Member's Membership Interest in the Company, including its Percentage Interest and its rights to percentage cash distributions under this Agreement, shall thereafter be a percentage of such Percentage Interest, which percentage shall be equal to the product of multiplying (i) such Non-Paying Member's Percentage Interest prior to its failure to pay any or all of its Capital Call amount by (ii) a fraction (A) the numerator of which is the Capital Contributions and Cash Calls made to date by the Non-Paying Member, and (B) the denominator of which is the total Capital Contributions and Cash Calls required to have been made by the Non-Paying Member to date. The Membership Interest in the Paying Member, including its Percentage Interest and its rights to percentage cash distributions under this Agreement, shall be increased by an amount corresponding to the reduction in the Non-Paying Member's Membership Interest.

Section 2.4 Capital Calls to Recognize Pre-Development Costs.

(a) Upon the issuance of the initial or any subsequent Capital Call by the Management Committee, each Member must value their respective costs incurred in relation to the acquisition, assessment or development of the Project, including the historical cost of any assets or interests transferred to the Company pursuant to Section 2.2 (the "Pre-Development Costs") and provide written notice to the other Member containing the information described in Section 2.4(b).

(b) Each Member must provide to each other and the Company:

(1) all invoices, purchase orders or written statements setting out any costs incurred by that Member in relation to the acquisition, assessment or development of the Project and the reason why it was incurred; and

(2) if requested by the other Member, reasonable supporting information which enables the requesting Member to verify the validity and accuracy of the costs incurred in relation to the Project by the other Member as of that time.

(c) Where, following the provision of the written notice referred to in Section 2.4(a), it becomes apparent that one Member (the "Development Member") has incurred more costs in relation to the acquisition, assessment or development of the Project than the other Member (the "Non-Development Member"):

(1) the Development Member will be excused from paying to the Company any Capital Calls; and
(2) the Non-Development Member must pay all Capital Calls issued by the Company,

until the value of the Capital Calls paid by the Non-Development Member equals the value of the difference between the Development Member's Pre-Development Costs and the Non-Development Member's Pre-Development Costs as at the date of the initial Capital Call (the "Pre-Development Cost Difference").

(d) Following the payment of a Capital Call, or for the avoidance of doubt partial payment of a Capital Call, by the Non-Development Member that results in the Non-development Member Capital Call payments equaling the value of the Pre-Development Cost Difference, the Members will contribute to Capital Calls in accordance with their Percentage Interest.

Section 2.5 Payment of WWE Capital Calls.

(a) Notwithstanding Section 2.3(b), Section 2.3(c) and Section 2.4, if VRC is unable to pay a Capital Call as and when due during the period from the commencement of construction of the Project to the earlier of Final Project Approval and Completion of the Project, VRC may request Pacific Hydro US to pay the relevant Capital Call on VRC's behalf in accordance with this Section 2.5 (the "Capital Call Request").

(b) Where:
(1) VRC makes a Capital Call Request; and

(2) VRC provides to Pacific Hydro US a security interest, ranking in priority to any other Encumbrances over VRC's Membership Interests other than any Encumbrance provided to a Financier in connection with a Facility, in favor of Pacific Hydro over all of VRC's Membership Interests in a form acceptable to Pacific Hydro US (acting reasonably).

Pacific Hydro US must pay the outstanding Capital Call the subject of the Capital Call Request and Pacific Hydro US is not, subject to Section 2.5(d), entitled to be issued further Membership Interests as a result of paying the Capital Call the subject of the Capital Call Request.

(c) Within one hundred eighty (180) days of the later of Completion and Final Project Approval, VRC must pay to Pacific Hydro US the aggregate of:
(1) all Capital Calls paid by Pacific Hydro US following a Capital Call Request from VRC in accordance with the Section 2.5(a); and
(2) interest of LIBOR + 6%, calculated monthly from the date Pacific Hydro US paid the Capital Call the subject of a Capital Call Request up to, and including, the date of repayment by VRC.

(d) If VRC does not pay to Pacific Hydro US the amounts described in Section 2.5(c) when due and payable, VRC's Membership Interest in the Company, including its Percentage Interest and its rights to percentage cash distributions under this Agreement, shall be reduced in accordance with the provisions set forth in Section 2.3(c) and Pacific Hydro US's Membership Interest in the Company shall be increased by an amount corresponding to the reduction in VRC's Membership Interest.

(e) Where, as a result of the issuance of Membership Interests in accordance with Section 2.5(d) VRC's Percentage Interest in the Company falls below 5%, VRC must transfer all of its Membership Interests to Pacific Hydro US for total consideration calculated to represent the total of the price of those Membership Interests paid by VRC plus any Capital Calls paid by VRC (to the extent VRC was not issued Membership Interests in return for the Capital Call payments).

Section 2.6 Letters of Credit.

(a) Pacific Hydro US or an Affiliate of Pacific Hydro US will upon execution of security in favor of Pacific Hydro US or an Affiliate of Pacific Hydro US being a first position security interest in the assets of the Company in the form of Exhibit E, provide additional financial accommodation to the Company in the form of a letter of credit, issued to Mitsubishi Power Systems, Inc. ('Mitsubishi') to secure the Company's obligations under its turbine supply agreement with Mitsubishi.

(b) Where Pacific Hydro US or an Affilaite of Pacific Hydro US provides the letter of credit referred to in section 2.6(a);
(1) any associated financial costs incurred by Pacific Hydro US or an Affiliate of Pacific Hydro US as a result of providing the letter of credit; and
(2) any amounts incurred by Pacific Hydro US or an Affiliate of Pacific Hydro US as a consequence of Mitsubishi calling on the letter of credit,
(together the 'LC Costs') shall be deemed to be Pre-Development Costs for the purposes of section 2.4 of this Agreement.
Section 2.7 Member Exit

(a) Prior to Final Project Approval, Pacific Hydro US may inform VRC by giving at least 30 days prior written notice of its intention to dispose of its entire Membership Interest in the Company (Exit Notice).

(b) Upon receiving an Exit Notice from Pacific Hydro US, VRC must within 14 days notify Pacific Hydro US of its intention to either proceed with the Project or dispose also of its entire Membership Interest in the Company ('Election Notice').

(c) Where VRC elects to proceed with the Project:

(1) the Company must repay to Pacific Hydro US the LC Costs (exclusive of interest) and cause the Letter of Credit to be released within 120 days of VRC's Election Notice. If the Company fails to pay the LC Costs and fails to cause the Letter of Credit to be released, Pacific Hydro US shall be entitled to enforce the security referred to in section 2.6(a) of this Agreement and neither the Company nor VRC shall be entitled to prevent in any manner such enforcement by Pacific Hydro US;

(2) Pacific Hydro US must thereafter dispose of its Membership Interest in accordance with Article X of this Agreement; and
(3) nothing shall prevent VRC from participating in the Project either through the Company alone or with other members or in partnership or joint venture with one or more parties.

(d) Where VRC informs Pacific Hydro US that it also intends to dispose of its Membership Interest (ie. both Members wish to not proceed with the Project), Pacific Hydro US and VRC shall cooperate and work together to either:

(1) Transfer the Project or their respective Membership Interests to a third party purchaser; or

(2) pursuant to the Alliance Agreement, find an alternative new project to which any supplied turbines and the turbine supply agreement with Mitsubishi can be Transferred, in which case the LC Costs shall be treated as a Pre-Development Cost incurred by Pacific Hydro US or its Affiliate for that new project.

(e) If despite the best endeavors of Pacific Hydro US and VRC, the Project can not be Transferred or a new project can not be agreed upon as contemplated by section 2.7(d)(ii) within 120 days of a relevant Election Notice by VRC, the LC Costs shall be deemed to be a debt due from the Company to Pacific Hydro US or an Affiliate of Pacific Hydro US payable within a further 60 days. If the Company fails to repay the LC Costs within this time, Pacific Hydro US or an Affiliate of Pacifc Hydro US shall be entitled, without intervention from either the Company nor VRC, to enforce the security referred to in section 2.6(a) of this Agreement.

Section 2.8 Capital Contributions at Final Project Approval.

(a) At Final Project Approval for the Project or at Final Project Approval for a Project Stage, the Members shall make additional Capital Contributions as necessary for the Company to complete the Project or that Project Stage (as the case may be) taking into consideration:

(1) the amount of funds available under the Facility; and
(2) the minimum equity contributions required under the respective Facility.

(b) Prior to any Member making any Capital Contribution pursuant to Section 2.8(a), the Management Committee will make a pre-Final Project Approval Capital Call so as to equalize the Members' respective costs in relation to the acquisition, assessment or development of the Project, as contemplated in Section 2.4.

Section 2.9 Additional Financial Accommodation.

(a) After Final Project Approval, if the Company requires additional financing for the operation or expansion of the Company beyond that required to be subscribed for by the Company under Section 2.6, the Company shall use commercially reasonable efforts to obtain such financing by way of third party debt finance on reasonable commercial terms.

(b) If third party debt finance is not obtainable on reasonable commercial terms, then the Company may (but is not obliged to) offer to the Members the opportunity to make Capital Contributions sufficient to raise the funds needed for its operation or expansion in the same proportion as the Percentage Interest of each Member.

(c) Without limiting Section 2.9(a), neither Member is obligated to accept the offer under Section 2.9(b).

(d) If any Member declines to accept an offer of Membership Interests under Section 2.9(b) or accepts less than the full Membership Interests offered, the other Member may (but is not obliged to) accept the shortfall and be issued the relevant Membership Interests corresponding to the actual amount so contributed by such Member.

Section 2.10 Additional Capital Contributions. The Members may make additional Capital Contributions only with the written consent of all Members, in which event the Company shall issue to the contributing Member additional Membership Interests of an amount to be unanimously agreed by the Members.

Section 2.11 Capital Accounts. The Company shall establish and maintain a separate Capital Account for each Member.

Section 2.12 No Interest. No interest shall be paid by the Company on (a) any initial or additional Capital Contributions, (b) on the balance of any Capital Accounts, or (c) unless otherwise unanimously agreed by the other Members, on any advance to the Company from any Member.

Section 2.13 Return of Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to demand or receive the return of any Capital Contribution except upon dissolution of the Company. In any instance in which a Member is entitled to receive the return of any Capital Contributions, the Company may distribute, in lieu of cash, notes or other property having a value equal to the amount of cash otherwise so distributable to such Member.

Section 2.14 Transfers of Membership Interests. If any Membership Interests are Transferred pursuant to the terms of this Agreement, the transferee(s) shall succeed to all or that part of the Capital Account of the transferring Member as is attributable to the transferred Membership Interests.

I
ALLOCATIONS

Section 3.1 Profits.

(1) After giving effect to the special allocations set forth in Section 3.3 and Section 3.4, unless otherwise agreed between the Members, Profits shall be allocated to the Members in proportion to their Percentage Interests.

Section 3.2 Losses. After giving effect to the special allocations set forth in Section 3.3 and Section 3.4, and subject to Section 3.5, Losses for any Allocation Year shall be allocated to the Members in proportion to such Member's Percentage Interest.

Section 3.3 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Allocation Year, each Member shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 3.3(a) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 3.3(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5), or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 3.3(c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article III have been tentatively made as if this Section 3.3(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Allocation Year that is in excess of the sum of the amount such Member is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3.3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article III have been made as if Section 3.3(c) and this Section 3.3(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Allocation Year shall be specially allocated to the Members in proportion to their respective Percentage Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Allocation Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h) Allocations Relating to Taxable Issuance of Company Membership Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Membership Interests by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

Section 3.4 Curative Allocations. The allocations set forth in Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.3(d), Section 3.3(e), Section 3.3(f), Section 3.3(g), Section 3.3(h) and Section 3.5 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 3.4. Therefore, notwithstanding any other provision of this Article III (other than the Regulatory Allocations), the Management Committee shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 3.1, Section 3.2, and Section 3.3(h).

Section 3.5 Loss Limitation. Losses allocated pursuant to Section 3.3 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Allocation Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.3 hereof, the limitation set forth in this Section 3.5 shall be applied on a Member by Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d).

Section 3.6 Other Allocation Rules.

(a) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Management Committee using any permissible method under Code Section 706 and the Regulations thereunder.

(b) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their shares of Company income and loss for income tax purposes.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests. To the extent permitted by Regulations Section 1.704-2(h)(3), the Manager shall endeavor to treat distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

Section 3.7 Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using such allocation method consistent with the Regulations under Section 704(c) as is determined by the Management Committee. In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Management Committee in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.7 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

ARTICLE IV
DISTRIBUTIONS

Section 4.1 Net Cash Flow. Except as otherwise provided in Article III and hereof, Net Cash Flow, if any, shall be distributed not later than the thirtieth (30th) day after the end of each Fiscal Quarter to the Members in proportion to their Percentage Interests and the Company shall distribute the Net Cash Flow to the Members to the fullest extent legally possible, but only:

(a) after the Company has set aside reasonable and appropriate reserves for: (1) budgeted operating expenditure;
(2) tax; and

(3) any payments (including payments of interest and repayments of principal) or other reserves that the Company is required to make or set aside under the terms of any applicable Facility Agreement; and

(b) if and to the extent that any distribution does not exceed the amount the Company is permitted to distribute to Members under any applicable Facility Agreement..

Pacific Hydro US and VRC shall cause their respective Representatives to vote in favor of any resolution to declare and pay a dividend required to give effect to the distribution policy referred to in Section 3.1(1) and to not set aside excessive or inappropriate reserves under Section 4.1(a)

Section 4.2 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state, local, or foreign tax law with respect to any payment, distribution, or allocation to the Company or the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 4.2 for all purposes under this Agreement. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state, local, or foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local, or foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

Section 4.3 Limitations on Distributions.
(a) The Company shall make no distributions to the Members except (i) as provided in this Article III, Article IV and Article XII hereof or (ii) as agreed to by all of the Members.

(b) A Member may not receive a distribution from the Company to the extent that, after giving effect to the distribution, all liabilities of the Company, other than liability to Members on account of their Capital Contributions, would exceed the fair value of the Company's assets.

ARTICLE V
MANAGEMENT
Section 5.1 Appointment of Manager.

(a) Upon execution of this Agreement by the Members, the Management Committee will appoint the Manager to manage the Company and to develop the Project and to operate the Project in accordance with the terms of the Management Services Agreement.

(b) The Manager will engage VRC to perform certain services in accordance with the WWE Services Agreement in the form attached hereto as Exhibit C.
Section 5.2 Termination of Manager's appointment. If the Manager resigns or its services are terminated:
(a) the Management Committee must appoint a replacement as soon as possible;
(b) until a replacement is found, PHL will act as Manager; and
(c) the terms and conditions on which a replacement Manager is appointed must be substantially the same as the terms of the Management Services Agreement.
Section 5.3 Performance and Powers.

(a) The Manager shall perform its duties as a Manager in good faith, in a manner it reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A person who so performs its duties in such manner shall not have any liability by reason of being or having been a Manager of the Company.

(b) The Manager shall not be liable under a judgment, decree or order of court, or in any other manner, for a debt, obligation, or liability of the Company.

(c) The powers of the Manager shall be limited to those powers specifically set forth in this Agreement. All other functions, duties and powers to operate and manage the Company shall be vested in the Management Committee.

Section 5.4 Nomination of Management Committee.
(a) Pacific Hydro US and VRC shall nominate two (2) individuals to the Management Committee (the "Management Committee," and each such individual, a "Representative").
(b) No other person is entitled to nominate any individuals to the Management Committee.
Section 5.5 [Intentionally Omitted].

Section 5.6 Written Appointments and Removals. A Member making an appointment to or removal from the Management Committee under this Section 5.6 must do so by giving written notice of the appointment or removal to the Company. On delivery of the notice the appointment or removal takes effect immediately.

Section 5.7 Alternate Management Committee Representatives. Each Representative nominated by Pacific Hydro US and VRC shall be entitled, by notice in writing to the Company, to appoint one or more alternate Representatives to attend meetings and otherwise act on his or her behalf.

Section 5.8 Quorum.
(a) Subject to Section 5.8(b), the quorum for a meeting of the Management Committee is one (1) Pacific Hydro US Representative and one (1) WWE Representative.

(b) If a quorum is not present at a Management Committee meeting, the meeting is adjourned to the same time and place on the next Business Day. If a quorum is not present at the adjourned meeting, the Representatives present constitute a quorum.

Section 5.9 Voting Entitlements. At a meeting of the Management Committee the Representatives nominated by a Member shall collectively be entitled to exercise that number of votes equal to the number of percentage points comprised at the commencement of that meeting of that Member's Percentage Interest (for example if two Pacific Hydro US nominated Representatives are present, they will each be entitled to, as at the commencement date where Pacific Hydro US's Percentage Interest is 51%, votes of the Company equal to 25.5%. If at a subsequent meeting one Pacific Hydro US nominated Representative is present, than that one Representative's voting entitlement to votes of the Management Committee will be 51%)

Section 5.10 Management Committee Resolutions.

(a) All resolutions at meetings of the Management Committee must be decided by a simple majority vote of those Representatives present and voting, except for resolutions on those matters listed in Section 5.11. For the avoidance of doubt, a tied resolution will be taken to have been lost.

(b) Meetings of the Management Committee may be held by telephone or other means of electronic communication. A Representative participating in a meeting of the Management Committee by telephone or other means of electronic communication will be taken to be present at the meeting.

Section 5.11 Unanimous Management Committee Decisions.
Subject to Section 5.12, the following matters require the unanimous vote of all Representatives:
(a) the choice of any tax investor or Financier or executing any agreement with any such Person;

(b) the borrowing of any money in the name of the Company or the Project or executing any financing commitment on behalf of the Company, including, without limitation, the borrowing of any money from either Member or its Affiliates;

(c) the lending of any funds of the Company or the Project;
(d) any proposal or decision to terminate the development of the Project;
(e) the decision to commence construction of the Project;
(f) approval of the construction program and budget;
(g) the removal of the Manager, or the appointment of any replacement manager; and
(h) the transfer of the Project or any portion thereof;
(i) becoming a surety, guarantor or endorser in the name of the Company for any other Person;
(j) admitting any other Person as an additional Member to the Company;

(k) determining litigation or arbitration strategy (including the determination of whether or not to initiate litigation or arbitrate) or choice of legal counsel with respect to litigation or arbitration affecting the Company or the Project;

(l) causing or permitting any event of Bankruptcy to occur with respect to the Company; and
(m) taking any other material action outside the ordinary course of business of the Company or the Project.

Section 5.12 No Nominee Representative. If any Member has not appointed under Section 5.4 at least one Representative who is in office, the Representatives may only pass a resolution under Section 5.11 with the prior written approval of that Member.

Section 5.13 Observers at Management Committee Meetings. If any Member has not exercised its right to appoint under Section 5.4 at least one (1) Representative who is in office, the Member may, by notice in writing to the Company, appoint an observer to attend and speak, but not vote, at meetings of the Management Committee.

Section 5.14 Notice of Meetings.
(a) Unless all the Representatives agree otherwise, they must receive at least five (5) Business Days notice of a meeting of the Management Committee.
(b) Unless all the Representatives agree otherwise, they cannot pass a resolution unless notice of the subject of that resolution was included in the notice of meeting.

(c) Section 5.14(a) and Section 5.14(b) do not apply in cases of emergency but the directors wishing to act in an emergency must use all reasonable endeavors to contact the other directors and to give them an opportunity to discuss and vote upon any resolution on the matter.

Section 5.15 Management Committee Powers. Except as otherwise provided in this Agreement, all powers to control and manage the Business and affairs of the Company not otherwise vested in the Manager shall be exclusively vested in the Management Committee and the Management Committee may exercise all powers of the Company and do all such lawful acts as are required by statute, the Certificate, or this Agreement directed or required to be exercised or done by the Members and in so doing shall have the right and authority to take all actions that the Management Committee deems necessary, useful, or appropriate for the management and conduct of the Business.

Section 5.16 Duties and Obligations of the Management Committee.

(a) The Management Committee shall cause the Company to conduct its business and operations separate and apart from that of any Member or Manager or any of its Affiliates, including, without limitation, (i) segregating Company assets and not allowing funds or other assets of the Company to be commingled with the funds or other assets of, held by, or registered in the name of any Member or Manager or any of its Affiliates, (ii) maintaining books and financial records of the Company separate from the books and financial records of any Member or Manager and its Affiliates, and observing all Company procedures and formalities, including, without limitation, maintaining minutes of Company meetings and acting on behalf of the Company only pursuant to due authorization of the Members, (iii) causing the Company to pay its liabilities from assets of the Company, and (iv) causing the Company to conduct its dealings with third parties in its own name and as a separate and independent entity.

(b) The Management Committee shall take all actions that may be necessary or appropriate (i) for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged and (ii) for the accomplishment of the Company's purposes, including the acquisition, development, maintenance, preservation, and operation of Property in accordance with the provisions of this Agreement and applicable laws and regulations.

(c) The Management Committee shall be under a fiduciary duty to conduct the affairs of the Company in the best interests of the Company and of the Members, including the safekeeping and use of all of the Property and the use thereof for the exclusive benefit of the Company.

(d) Notwithstanding the obligations set out in this Section 5.16, The Management Committee must ensure that, and each Member must use its reasonable endeavors to ensure that, the Company:
(1) maintains its property in good working order and condition (reasonable fair wear and tear excepted) and makes any necessary repairs and replacements;
(2) complies with all agreements to which it is a party;

(3) insures and keeps insured the assets of the Company which are of an insurable nature against damage, destruction and any other risk a majority of Members may reasonably require, to their full replacement value and on a re-instatement basis;

(4) takes out and keeps in force workers' compensation, public risk, business interruption and any other risk insurance to the extent and for the amounts the majority of Members may reasonably require;

(5) takes out and keeps in force professional indemnity insurance for the Representatives and officers of the Company to the extent and for the amounts a majority of Members may reasonably require (taking account of any professional indemnity insurance that Representatives and officers of the Company who are also directors or officers of companies in the PHL Group may have under PHL Group insurance policies); and

(6) if the majority of Members do not make any requirement of the Company under this section 5.16, takes out and keeps in force insurance in amounts and against risks that a company holding assets and carrying on a business similar to that of the Company would prudently insure for and against.

Section 5.17 Reimbursements; Development Budget. The Company shall reimburse the Members and the Manager for all expenses incurred and paid by any of them in the organization of the Company and as authorized by the Company, in the conduct of the Company's business, including, but not limited to, Development Expenses, expenses of maintaining an office, telephones, travel, office equipment, and secretarial and other personnel as may reasonably be attributable to the Company. Such expenses shall not include any expenses incurred in connection with a Member's or Manager's exercise of its rights as a Member or a Manager apart from the authorized conduct of the Company's business. The Manager's sole determination of which expenses are allocated to and reimbursed as a result of the Company's activities or business and the amount of such expenses shall be conclusive. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute distributions to any Member of profit, loss, or capital of the Company.

(a) Any action which assumes, creates or undertakes any obligation of any kind or requires an expenditure, on behalf of the Project or the Company (a "Project Commitment") in excess of Twenty-five Thousand Dollars ($25,000), shall require approval of the Management Committee if such Project Commitment is not included in the Development Budget for the Project.

(b) Each Member shall verify to the other Member upon request that the scope and cost of its development activities are within the approved Development Budget. The Members agree that third party expenses shall be accrued and reimbursed at actual cost.

Section 5.18 Indemnification of the Manager.

(a) Unless otherwise provided in Section 5.18(d) hereof, the Company, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of Company Property) shall indemnify, save harmless, and pay all judgments and claims against any Manager relating to any liability or damage incurred by reason of any act performed or omitted to be performed by any Manager in connection with the Business, including reasonable attorneys' fees incurred by the Manager in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred.

(b) Unless otherwise provided in Section 5.18(d) hereof, in the event of any action by a Member against any Manager, including a Company derivative suit, the Company shall indemnify, save harmless, and pay all expenses of such Manager, including reasonable attorneys' fees incurred in the defense of such action.

(c) Unless otherwise provided in Section 5.18(d) hereof, the Company shall indemnify, save harmless, and pay all expenses, costs, or liabilities of any Manager, if for the benefit of the Company and in accordance with this Agreement said Manager makes any deposit or makes any other similar payment or assumes any obligation in connection with any Property proposed to be acquired by the Company and suffers any financial loss as the result of such action.

(d) Notwithstanding the provisions of Section 5.18(a), Section 5.18(b) and Section 5.18(c) above, such Sections shall be enforced only to the maximum extent permitted by law and no Manager shall be indemnified from any liability for the fraud, intentional misconduct, gross negligence, or a knowing violation of the law that was material to the cause of action.

(e) The obligations of the Company set forth in this Section 5.18 are expressly intended to create third-party beneficiary rights of each of the Manager and any Member is authorized, on behalf of the Company, to give written confirmation to any Manager of the existence and extent of the Company's obligations to such Manager hereunder.

ARTICLE VI
MEMBERS

Section 6.1 Withdrawal/Resignation. Except as otherwise provided in Article VI and Article VII hereof, no Member shall demand or receive a return on or of its Capital Contributions or withdraw from the Company without the consent of all Members. Except as otherwise provided in the Act or this Agreement, upon resignation, any resigning member is entitled to receive only the distribution to which he is entitled under this Agreement, which shall be equal to the fair value of its Membership Interests in the Company as of the date of resignation. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive Property other than cash except as may be specifically provided herein.

Section 6.2 Member Compensation. No Member shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company, or otherwise, in its capacity as a Member, except as otherwise provided in this Agreement.

Section 6.3 Members Liability. No Member shall be liable under a judgment, decree, or order of a court, or in any other manner, for the Debts or any other obligations or liabilities of the Company. A Member shall be liable only to make its Capital Contributions and shall not be required to restore a deficit balance in its Capital Account or to lend any funds to the Company or, after its Capital Contributions have been made, to make any additional contributions, assessments, or payments to the Company, provided that a Member may be required to repay distributions made to it as provided in Section 18-607 of the Act. The Manager shall not have any personal liability for the repayment of any Capital Contributions of any Member.

Section 6.4 Transactions Between a Member and the Company. Except as otherwise provided by applicable law, any Member may, but shall not be obligated to, lend money to the Company, act as surety for the Company and transact other business with the Company and has the same rights and obligations when transacting business with the Company as a person or entity who is not a Member. A Member, any Affiliate thereof or an employee, stockholder, agent, director, or officer of a Member or any Affiliate thereof, may also be an employee or be retained as an agent of the Company. The existence of these relationships and acting in such capacities will not result in the Member being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member.

Section 6.5 Other Instruments. Each Member hereby agrees to execute and deliver to the Company within five (5) days after receipt of a written request therefore, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney, and other instruments and to take such other action as the Management Committee deems necessary, useful, or appropriate to comply with any laws, rules, or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

ARTICLE VII
Confidentiality
Section 7.1 Confidentiality. Subject to Section 7.2, no Member may cause any of its auditors, officers, employees or agents to do any of the following:
(a) disclose any Confidential Information;
(b) use any Confidential Information in any manner which may cause or be calculated to cause loss to the Company or the other Members; or
(c) make any public announcement or issue any press release regarding this Agreement or the transactions contemplated by it.
Section 7.2 Permitted Disclosure. A Member may disclose, and may permit its auditors, officers, employees and agents to disclose, any Confidential Information:
(a) with the prior written consent of all the other Members;
(b) if it is required to do so by law or by any recognized stock exchange on which its or its Affiliates shares are listed;
(c) if the Confidential Information has come within the public domain, other than by a breach of this Article VII by any Member ;
(d) subject to Section 7.3, to the Member's accountant, solicitor, financier or other professional adviser;
(e) subject to Section 7.4, to a prospective purchaser of any Membership Interests; and
(f) if it is required to do so by a Governmental Agency,

but in the case of public announcements and press releases only, to the extent possible, it must consult with the other Members before making the disclosure and use commercially reasonable efforts to agree on the form and content of the disclosure.

Section 7.3 Disclosure to Advisers. Any Member that makes or permits a disclosure of Confidential Information under Section 7.2(d) must ensure that the accountant, solicitor, financier or other professional adviser concerned complies with the provisions of this Article VII, amended as required.

Section 7.4 Disclosure to Prospective Purchasers. Any Member that makes or permits a disclosure of Confidential Information under Section 7.2(e) must ensure that the prospective purchaser concerned first enters into a deed with the parties whereby it agrees to comply with provisions similar to those contained in this Article VII, amended as required.

article viii
accounting, books and records
Section 8.1 Maintenance of Financial Records.

(a) The Management Committee shall determine the methods and procedure to be used to maintain accurate, full and complete books and accounts reflecting expenditures and other financial transactions made in accordance with this Agreement or otherwise relating to the Project, after consultation with VRC and Pacific Hydro US, and subject always to compliance with applicable Legal Requirements. Each Member shall have access to and may inspect and copy such books, accounts and records and any other material information concerning the Project and the Operations of the Company.

(b) Other Information. Each Member shall make available to the other Member such information as shall be reasonably requested by such other Member regarding the Project or the Company.
Section 8.2 Tax Matters.

(a) Tax Elections. The Management Committee shall, without any further consent of the Members being required (except as specifically required herein), make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law; (i) to make the election provided for in Code Section 6231(a)(1)(B)(ii); (ii) to adjust the basis of Property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state, local, or foreign law, in connection with Transfers of Membership Interests and Company distributions; (iii) with the consent of all of the Members, to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local, or foreign tax returns, and (iv) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state, local, or foreign law, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Members in their capacities as Members, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members. Pacific Hydro US is specifically authorized to act as the "Tax Matters Member" under the Code and in any similar capacity under state or local law.

(b) Tax Information. Necessary tax information shall be delivered to each Member as soon as practicable after the end of each Fiscal Year of the Company but not later than five (5) months after the end of each Fiscal Year.

ARTICLE IX
AMENDMENTS
Section 9.1 Amendments.

(a) Amendments to this Agreement may be proposed by any Manager or any Member. Following such proposal, the Management Committee shall submit to the Members a verbatim statement of any proposed amendment, providing that counsel for the Company shall have approved of the same in writing as to form, and the Management Committee shall include in any such submission a recommendation as to the proposed amendment. The Management Committee shall seek the written vote of the Members on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. A proposed amendment shall be adopted and be effective as an amendment hereto if it receives the affirmative vote of each of the Members.

(b) Notwithstanding Section 9.1(a) hereof, this Agreement shall not be amended without the consent of each Member adversely affected if such amendment would (i) modify the limited liability of a Member or (ii) alter the interest of a Member in Profits, Losses, other items, or any Company distributions.

ARTICLE X
TRANSFERS
Section 10.1 Transfer. Subject to Section 2.5(e), a Member must not Transfer its Membership Interests except in accordance with this Agreement.

Section 10.2 Sale Process Notice. A Member (the "Selling Member") must notify the other Member (the "Other Member") when the Selling Member intends to Transfer all or part of its Membership Interests (the "Sale Process Notice"). The Sale Process Notice must invite the Other Member to participate in exclusive negotiations as contemplated by Section 10.3 during the Exclusive Dealing Period referred to in that section.

Section 10.3 Right of First Offer.

(a) Following the issue of a Sale Process Notice, the Selling Member will, subject to any overriding obligations it may have under applicable Laws, deal exclusively with the Other Member in good faith to negotiate terms of sale for the relevant Membership Interests for a period of thirty (30) Business Days from the date of receipt by the Other Member of the Sale Process Notice (the "Exclusive Dealing Period").

(b) If the Selling Member and the Other Member:

(1) reach agreement for the sale of the relevant Membership Interests during the Exclusive Dealing Period, the Selling Member and the Other Member must promptly enter into a sale agreement for the relevant Membership Interests which contains the terms agreed between the parties; or

(2) do not reach agreement for the sale of the relevant Membership Interests before the end of the Exclusive Dealing Period, the Selling Member will, on the final day of the Exclusive Dealing Period, offer the relevant Membership Interests to the Other Member on terms acceptable to the Selling Member (the "Offer Notice").

(c) The Other Member may, within ten (10) Business Days of receipt of the Offer Notice (the "Offer Period"), either:
(1) accept or reject the offer; or
(2) make a counteroffer,
for the relevant Membership Interests.
(d) If:
(1) the Other Member does not accept the offer within the Offer Period; and

(2) the Selling Member does not accept any counteroffer for the relevant Membership Interests made by the Other Member on or before the expiration of the Offer Period, then, subject to Section 10.3(f), Section 10.3(g) and Section 10.3(i), the Selling Member may sell or assign the relevant Membership Interests to a third party (the "Third Party Purchaser").

(e) Following the expiration of the Exclusive Dealing Period plus the Offer Period, if the Selling Member wishes to sell the relevant Membership Interests to a prospective Third Party Purchaser:
(1) the Other Member must provide reasonable access to the Project Site to any prospective Third Party Purchaser of the relevant Membership Interests at reasonable times and upon reasonable notice;

(2) the Company must provide reasonable access to books, records, operational, engineering, design and legal information relevant to the Project requested by any prospective Third Party Purchaser of the relevant Membership Interests upon reasonable notice; and

(3) the Other Member and Company must provide such other reasonable assistance that the Selling Member may request in relation to the prospective sale, provided that the Selling Member bears the cost to the Other Member of complying with this Subsection (e).

(f) If the Other Member objects to the identity of the prospective Third Party Purchaser on the grounds of:
(1) their creditworthiness;
(2) their history in the market with regards to developments of a similar nature to the Project; or
(3) previous dealings with the prospective Third Party Purchaser,

then the Other Member may offer to purchase the relevant Membership Interests from the Selling Member on the same terms as the Selling Member is offering to sell the relevant units to the prospective Third Party Purchaser.

(g) If the Other Member has made a counteroffer for the relevant Membership Interests pursuant to Section 10.3(c) and the Selling Member proposes to offer to sell the relevant Membership Interests to a prospective Third Party Purchaser on terms less favorable to the seller than those set out in the Other Member's counteroffer, the Selling Member must give written notice to the Other Member of the terms it proposes to offer to a prospective Third Party Purchaser prior to it being offered to that prospective Third Party Purchaser and such notice will constitute an offer to the Other Member for the sale of the relevant Membership Interests on such terms, which the Other Member may accept within five (5) Business Days of receipt of such notice.

(h) If Section 10.3(g) does not apply, the Other Member may nevertheless make an offer in respect of the relevant Membership Interests to the Selling Member as part of the sales process.

(i) If, pursuant to the sale process, the relevant Membership Interests have not been disposed of or Transferred to a third party within twelve (12) months of the expiry of the Offer Period, and the Selling Member wishes to transfer the relevant Membership Interests to a third party, the Selling Member will be required to submit a new Sale Process Notice and Section 10.3(a) to (e) inclusive will apply.

Section 10.4 Transfer of Membership Interests to Group Member.
(a) Despite Section 10.3, but subject always to Section 10.7, a Member may Transfer Membership Interests:

(1) by way of sale or transfer if the transferor is a member of the PHL Group, the Membership Interests Transferred comprise all of the Membership Interests held by the transferor and the transferee is either PHL or a Wholly Owned Affiliate of PHL;

(2) by way of sale or transfer if the transferor is a member of the WWE Group, the Membership Interests Disposed comprise all of the Membership Interests held by the transferor and the transferee is either WWE or another member of the WWE Group; or

(3) if the other Member gives its prior written approval (which approval may be given or withheld in its absolute discretion).

(b) If the transferee of any Membership Interests under Section 10.4(a)(2) thereafter ceases to be a member of the PHL Group, it must immediately transfer all of its Membership Interests to PHL or to another Wholly Owned Affiliate of PHL.

(c) If the transferee of any Membership Interests under Section 10.4(a)(2) thereafter ceases to be a member of the WWE Group, it must immediately transfer all of its Membership Interests to WWE or to another member of the WWE Group.

(d) Any approval given by a Member to a Transfer under Section 10.4(a)(3) may be conditional on:
(1) the Membership Interests being Transferred comprising all of the Membership Interests held by the Transferring Member; and/or
(2) such other conditions as the other Member may wish to impose in its absolute discretion.
Section 10.5 Encumbrance Over Membership Interests.
(a) Either Member may encumber its Membership Interest in accordance with this Section 10.5.

(b) The Member who encumbers its Membership Interest shall provide all capital call notices, and notices of default to all lenders, with the right of lender to tender any capital contribution and cure of defaults and that the other Member and the Company will accept such tender or cures from lender;

(c) The Company and the other Member shall execute reasonable estoppel certificate and consents as reasonably required by such lender; and

(d) The Company and the other Member will not unreasonably withhold their consent to the transfer of the Membership Interest of the Member encumbering its Membership Interest to a lender or such lender's assignee as a substitute member with full rights and obligations of a Member, provided that the lender or such lender's assignee agrees to be bound by the terms of this Agreement, and provided that the lender or such lender's assignee is of equivalent or stronger financial standing to the Member whose Membership Interest was encumbered.

Section 10.6 Refusal to Register. The Company must refuse to register the transfer of any Membership Interests that does not comply with Article X.
Section 10.7 New Members To Be Bound By This Agreement.

(a) A Member who Transfers Membership Interests to anyone other than another Member must ensure that the transferee, before registration of the transfer of the Membership Interests, enters into an agreement with the other Members agreeing to be bound by this Agreement as if named as the Member that has Transferred the Membership Interests to the transferee, amended as reasonably required by the other Members.

(b) If the Company issues any Membership Interests to anyone other than another Member it must, before issue, ensure that the person to whom the Membership Interests are issued enters into an agreement with the Membership Interests agreeing to be bound by this Agreement as if named as a Member and a Member, amended as reasonably required by the Members.

Section 10.8 Agreement No Longer Applies. Subject to Section 16.9, any Member who ceases to hold any Membership Interests as a consequence of their sale and purchase under Section 10.3 and Section 10.4 is no longer bound by this Agreement and no longer has any rights under this Agreement.

Section 10.9 Representations Regarding Transfers; Legend.

(a) Each Member hereby covenants and agrees with the Company for the benefit of the Company and all Members, that (i) it is not currently making a market in Membership Interests and will not in the future make a market in Membership Interests, (ii) it will not Transfer its Membership Interests on an established securities market, a secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any Regulations, proposed Regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder), and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements that facilitate the selling of Company interests and that are commonly referred to as "matching services" as being a secondary market or substantial equivalent thereof, it will not Transfer any Membership Interests through a matching service that is not approved in advance by the Company. Each Member further agrees that it will not Transfer any Membership Interests to any Person unless such Person agrees to be bound by this Section 10.9(a) and to Transfer such Membership Interests only to Persons who agree to be similarly bound.

(b) Each Member hereby represents and warrants to the Company and the Members that such Member's acquisition of Membership Interests hereunder is made as principal for such Member's own account and not for resale or distribution of such Membership Interests. Each Member further hereby agrees that the following legend may be placed upon any counterpart of this Agreement, the Certificate, or any other document or instrument evidencing ownership of Membership Interests: The Company Membership Interests represented by this document have not been registered under any securities laws and the transferability of such Membership Interests is restricted. Such Membership Interests may not be sold, assigned, or transferred, nor will any assignee, vendee, transferee, or endorsee thereof be recognized as having acquired any such Membership Interests by the issuer for any purposes, unless (1) a registration statement under the Securities Act of 1933, as amended, with respect to such Membership Interests shall then be in effect and such transfer has been qualified under all applicable state securities laws or (2) the availability of an exemption from such registration and qualification shall be established to the satisfaction of counsel to the Company. The Membership Interests represented by this document are subject to further restriction as to their sale, transfer, hypothecation, or assignment as set forth in the Operating Agreement and agreed to by each Member. Said restriction provides, among other things, that no Membership Interests may be transferred without first offering such Membership Interests to the other Members, and that no vendee, transferee, assignee, or endorsee of a Member shall have the right to become a substituted Member without the consent of a majority of the Members, which consent may be given or withheld in the sole and absolute discretion of the Members.

Section 10.10 Distributions and Allocations in Respect of Transferred Membership Interests. If any Membership Interests are Transferred during any Allocation Year in compliance with the provisions of this Article X, Profits, Losses, each item thereof, and all other items attributable to the Transferred Membership Interests for such Allocation Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Percentage Interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Management Committee. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as of the date of such Transfer, and provided further that if the Company does not receive a notice stating the date such Membership Interests were transferred and such other information as the Management Committee may reasonably require within thirty (30) days after the end of the Allocation Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the Membership Interests on the last day of such Allocation Year. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.10, whether or not any Manager or the Company has knowledge of any Transfer of ownership of any Membership Interests.

ARTICLE XI
EVENTS OF DEFAULT
Section 11.1 Events of Default. It is an Event of Default, whether or not it is within the control of any Member, if:
(a) a Member Transfers of any of its Membership Interests in breach of Article X;

(b) a Member breaches any material obligation under this Agreement (including, without limitation, an obligation under Section 10.4(b) or Section 10.4(c)); the Company or the other Member gives written notice of the breach to the Member in default; and the Member in default does not remedy the breach or provide reasonable monetary compensation within thirty (30) days after the date of the notice; any Member is prohibited from being a Member in the Company by a change in any law;

(c) in the case of a Member who was a member of:
(1) the PHL Group at the time it acquired any of its Membership Interests, it ceases to be a member of the PHL Group ; or
(2) the WWE Group at the time it acquired any of its units, it ceases to be a member of the WWE Group;
(d) an administrator is appointed to a Member;
(e) a receiver, receiver and manager, official manager, trustee, administrator, other controller or similar officer is appointed over the assets or undertaking of a Member; or
(f) a Member enters into or resolves to enter into any arrangement, composition or compromise with, or assignment for the benefit of, its creditors or any class of them.

Section 11.2 Effect of Event of Default. If an Event of Default occurs in relation to a Member ("Defaulting Member") the other Member ("Non-Defaulting Member") has the rights set out in Section 11.3 in addition and without limitation to any other rights it may have in respect of that Event of Default.

Section 11.3 Right to Purchase Defaulting Member's Membership Interests.
(a) Following the occurrence of an Event of Default:
(1) the Defaulting Member must immediately give notice in writing ("Default Notice") to the Non-Defaulting Member giving details of the Event of Default; and

(2) if the Defaulting Member does not provide a Default Notice under Section 11.3(a)(1), the Non-Defaulting Member may give notice in writing to the Defaulting Member giving details of the Event of Default and such notice is taken to be a Default Notice.

(b) Where a Default Notice is validly issued the Non-Defaulting Member has an option to purchase all (but not less than all) of the Defaulting Member's Membership Interests ("Default Membership Interests") at the purchase price determined under Section 11.4.

(c) The Non-Defaulting Member may exercise its option to purchase the Default Membership Interests by giving a notice in writing ("Exercise Notice") to the Defaulting Member to that effect within one (1) month after:

(1) where Section 11.4(a) applies, the date the parties reach the agreement on price referred to in that section; or

(2) where Section 11.4(a) does not apply, the date the Non-Defaulting Member receives a certificate from the Independent Valuer validly appointed in accordance with Section 11.4(c)(3) certifying the value of the Default Membership Interests.

(d) If the Non-Defaulting Member gives an Exercise Notice in accordance with Section 11.4(c), the Defaulting Member must sell to the Non-Defaulting Member all of the Default Membership Interests at the purchase price determined under Section 11.4. Completion of the sale and purchase of the Default Membership Interests must take place at such time and place as may be agreed between the Defaulting Member and the Non-Defaulting Member or, in the absence of agreement, at the registered office of the Company at 10:00 a.m. on the day that is one (1) month after the date the Exercise Notice is given to the Defaulting Member. At completion:

(1) the Defaulting Member must deliver to the Non-Defaulting Member a duly executed transfer in respect of the Default Membership Interests simultaneously with the Non-Defaulting Member paying to the Defaulting Member the purchase price for those Membership Interests; and

(2) the Non-Defaulting Member must execute such transfer as transferee and lodge it with the Company, whereupon the Company must register the Non-Defaulting Member as the holder of those Membership Interests.

Section 11.4 Purchase Price of Defaulting Member's Membership Interests.

(a) If the Defaulting Member and the Non-Defaulting Member are able to agree the price at which the Non-Defaulting Member may purchase the Default Membership Interests under Section 11.3 within ten (10) Business Days of the issue of a Default Notice, then that shall be the purchase price for the Default Membership Interests.

(b) If the Defaulting Member and the Non-Defaulting Member are not able to agree the price at which the Non-Defaulting Member may purchase the Default Membership Interests in the time specified in Section 11.4(a), then the Non-Defaulting Member may, within a further ten (10) Business Days, take steps to initiate the appointment of an Independent Valuer to determine the purchase price payable for the Default Membership Interests. If the Non-Defaulting Member does not take steps to initiate the appointment of an Independent Valuer within that further ten (10) Business Day period, then the option referred to in Section 11.3 will be taken to have lapsed.

(c) The Independent Valuer must be instructed to determine the purchase price for the Default Membership Interests, which must be the fair market value of those Membership Interests:
(1) assuming a willing but not anxious buyer and a willing but not anxious seller; and
(2) without taking into account or assigning any premium for control to those or any other Membership Interests or applying any discount for being a minority interest.

(3) the Independent Valuer must be instructed to complete its valuation of the Default Membership Interests in accordance with this Agreement at the earliest practical opportunity and to deliver a report to the Company and to each Member stating its determination of the value of those Membership Interests.

(d) The Independent Valuer's report regarding the value of the Default Membership Interests is binding on each Member in the absence of manifest error.
(e) In valuing the Default Membership Interests under this Section 11.4, the Independent Valuer acts as an expert and not as an arbitrator.

(f) The Defaulting Member must pay the Independent Valuer's costs in valuing the Default Membership Interests under this Section 11.4. If the Defaulting Member declines to pay any amount it is required to pay under this clause:

(1) the Non-Defaulting Member may pay that amount on behalf of the Defaulting Member and deduct it from the purchase price due to the Defaulting Member for the Default Membership Interests; or
(2) the Company may pay that amount on behalf of the Defaulting Member and:
(i) deduct all or any part of that amount from any distribution or other payment due by the Company to the Defaulting Member;
(ii) issue the Defaulting Member for reimbursement of the amount paid as a debt due and owing from the Defaulting Member to the Company; or
(iii) do any combination of (i) and (ii).
(g) The Company and each Member must provide all information and assistance reasonably requested by the Independent Valuer to value the Default Membership Interests under this Section 11.4.

Section 11.5 Agreement No Longer Applies. Subject to Section 16.19, any Member who ceases to hold any Membership Interests as a consequence of their sale and purchase under this Article XI is no longer bound by this Agreement and no longer has any rights under this Agreement.

ARTICLE XII
DISSOLUTION AND WINDING UP
Section 12.1 Dissolution Events.
(a) Dissolution. The Company shall dissolve and shall commence winding up and liquidating upon the first to occur of any of the following (each a "Dissolution Event"):
(1) The unanimous vote of the Members to dissolve, wind up, and liquidate the Company;
(2) A judicial determination that an event has occurred that makes it unlawful, impossible, or impractical to carry on the Business; or

(3) The Bankruptcy, dissolution, retirement, resignation, or expulsion of any Member, provided, that any such event will not be deemed a Dissolution Event in the event that there are at least two remaining Members and each remaining Member agrees to continue the business of the Company within ninety (90) days after the occurrence of such an event. The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event.

(b) Reconstitution. If it is determined, by a court of competent jurisdiction, that the Company has dissolved prior to the occurrence of a Dissolution Event, then within an additional ninety (90) days after such determination (the "Reconstitution Period"), all of the Members may elect to reconstitute the Company and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited liability company on terms identical to those set forth in this Agreement. Unless such an election is made within the Reconstitution Period, the Company shall liquidate and wind up its affairs in accordance with Section 12.2 hereof. If such an election is made within the Reconstitution Period, then:

(1) The reconstituted limited liability company shall continue until the occurrence of a Dissolution Event as provided in Section 12.1(a);

(2) Unless otherwise agreed to by a majority of the Members, the Certificate and this Agreement shall automatically constitute the Certificate and Agreement of such new Company. All of the assets and liabilities of the dissolved Company shall be deemed to have been automatically assigned, assumed, conveyed and transferred to the new Company. No bond, collateral, assumption, or release of any Member's or the Company's liabilities shall be required; provided that the right of the Members to select successor managers and to reconstitute and continue the Business shall not exist and may not be exercised unless the Company has received an opinion of counsel that the exercise of the right would not result in the loss of limited liability of any Member and neither the Company nor the reconstituted limited liability company would cease to be treated as a partnership for federal income tax purposes upon the exercise of such right to continue.

Section 12.2 Winding Up. Upon the occurrence of (i) a Dissolution Event or (ii) the determination by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Dissolution Event (unless the Company is reconstituted pursuant to Section 12.1(b) hereof), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs, provided that all covenants contained in this Agreement and obligations provided for in this Agreement shall continue to be fully binding upon the Members until such time as the Property has been distributed pursuant to this Section 12.2 and the Certificate has been canceled pursuant to the Act. The Liquidator shall be responsible for overseeing the winding up and dissolution of the Company, which winding up and dissolution shall be completed within ninety (90) days of the occurrence of the Dissolution Event and within ninety (90) days after the last day on which the Company may be reconstituted pursuant to Section 12.1(b) hereof. The Liquidator shall take full account of the Company's liabilities and Property and shall cause the Property or the proceeds from the sale thereof (as determined pursuant to Section 12.9 hereof), to the extent sufficient therefore, to be applied and distributed, to the maximum extent permitted by law, in the following order:

(a) First, to creditors (including Members and the Manager who are creditors, to the extent otherwise permitted by law) in satisfaction of all of the Company's Debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for which reasonable provision for payment has been made and liabilities for distribution to members under Section 18-601 or Section 18-604 of the Act;

(b) Second, except as provided in this Agreement, to members and former Members of the Company in satisfaction of liabilities for distribution under Section 18-601 or Section 18-604 of the Act; and
(c) The balance, if any, to the Members in accordance with the positive balance in their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods.
No Member or Manager shall receive additional compensation for any services performed pursuant to this Article XII.

Section 12.3 Compliance With Certain Requirements of Regulations; Deficit Capital Accounts. In the event the Company is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article XII to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all Allocation Years, including the Allocation Year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article XII may be:

(a) Distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to Section 12.2 hereof; or

(b) Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Members as soon as practicable.

Section 12.4 Deemed Contribution and Distribution. In the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no Dissolution Event has occurred, the Property shall not be liquidated, the Company's Debts and other liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have contributed all Property and liabilities to a new limited liability company in exchange for an interest in such new limited liability company and, immediately thereafter, the Company will be deemed to liquidate by distributing interests in the new limited partnership to the Members.

Section 12.5 Rights of Members. Except as otherwise provided in this Agreement, each Member shall look solely to the Property of the Company for the return of its Capital Contribution and has no right or power to demand or receive Property other than cash from the Company. If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return such Capital Contribution, the Members shall have no recourse against the Company or any other Member or Manager.

Section 12.6 Notice of Dissolution/Termination.

(a) In the event a Dissolution Event occurs or an event occurs that would, but for provisions of Section 12.1, result in a dissolution of the Company, the Management Committee shall, within thirty (30) days thereafter, provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Management Committee) and shall publish notice thereof in a newspaper of general circulation in each place in which the Company regularly conducts business (as determined in the discretion of the Management Committee).

(b) Upon completion of the distribution of the Company's Property as provided in this Article XII, the Company shall be terminated, and the Liquidator shall cause the filing of the Certificate of Cancellation pursuant to Section 18-203 of the Act and shall take all such other actions as may be necessary to terminate the Company.

Section 12.7 Allocations During Period of Liquidation. During the period commencing on the first (1st) day of the Fiscal Year during which a Dissolution Event occurs and ending on the date on which all of the assets of the Company have been distributed to the Members pursuant to Section 12.2 hereof (the "Liquidation Period"), the Members shall continue to share Profits, Losses, gain, loss and other items of Company income, gain, loss, or deduction in the manner provided in Article III hereof.

Section 12.8 Character of Liquidating Distributions. All payments made in liquidation of the interest of a Member in the Company shall be made in exchange for the interest of such Member in Property pursuant to Code Section 736(b)(1), including the interest of such Member in Company goodwill.

Section 12.9 The Liquidator.
(a) Definition. The "Liquidator" shall mean a Person appointed by the Management Committee to oversee the liquidation of the Company.

(b) Fees. The Company is authorized to pay a reasonable fee to the Liquidator for its services performed pursuant to this Article XII and to reimburse the Liquidator for its reasonable costs and expenses incurred in performing those services.

(c) Indemnification. The Company shall indemnify, save harmless, and pay all judgments and claims against such Liquidator or any officers, directors, agents, or employees of the Liquidator relating to any liability or damage incurred by reason of any act performed or omitted to be performed by the Liquidator, or any officers, directors, agents, or employees of the Liquidator in connection with the liquidation of the Company, including reasonable attorneys' fees incurred by the Liquidator, officer, director, agent, or employee in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, except to the extent such liability or damage is caused by the fraud, intentional misconduct of, or a knowing violation of the laws by the Liquidator that was material to the cause of action.

Section 12.10 Form of Liquidating Distributions. For purposes of making distributions required by Section 12.2 hereof, the Liquidator may determine whether to distribute all or any portion of the Property in-kind or to sell all or any portion of the Property and distribute the proceeds therefrom.

ARTICLE XIII
POWER OF ATTORNEY

Section 13.1 Manager As Attorneys-In-Fact. Each Member hereby makes, constitutes, and appoints each Manager, severally, with full power of substitution and resubstitution, its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file, publish, and record (i) all certificates of formation, amended name or similar certificates, and other certificates and instruments (including counterparts of this Agreement) that the Management Committee may deem necessary to be filed by the Company under the laws of the State of Delaware or any other jurisdiction in which the Company is doing or intends to do business, (ii) any and all amendments, restatements, or changes to this Agreement and the instruments described in Subsection (i), as now or hereafter amended, which the Management Committee may deem necessary to effect a change or modification of the Company in accordance with the terms of this Agreement, including, without limitation, amendments, restatements, or changes to reflect (A) any amendments adopted by the Members in accordance with the terms of this Agreement, (B) the admission of any substituted Member, and (C) the disposition by any Member of its interest in the Company, (iii) all certificates of cancellation and other instruments that the Management Committee deems necessary or appropriate to effect the dissolution and termination of the Company pursuant to the terms of this Agreement, and (iv) any other instrument that is now or may hereafter be required by law to be filed on behalf of the Company or is deemed necessary by the Management Committee to carry out fully the provisions of this Agreement in accordance with its terms. Each Member authorizes each such attorney-in-fact to take any further action that such attorney-in-fact shall consider necessary in connection with any of the foregoing, hereby giving each such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite to be done in connection with the foregoing as fully as such Member might or could do personally, and hereby ratify and confirm all that any such attorney-in-fact shall lawfully do, or cause to be done, by virtue thereof or hereof.

Section 13.2 Nature of Special Power. The power of attorney granted to each Manager pursuant to this Article XIII:
(a) Is a special power of attorney coupled with an interest and is irrevocable;

(b) May be exercised by any such attorney-in-fact by listing the Members executing any agreement, certificate, instrument, or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for such Members; and

(c) Shall survive and not be affected by the subsequent Bankruptcy, insolvency, dissolution, or cessation of existence of a Member and shall survive the delivery of an assignment by a Member of the whole or a portion of its interest in the Company (except that where the assignment is of such Member's entire interest in the Company and the assignee, with the consent of the other Members, is admitted as a substituted Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution) and shall extend to such Member's or assignee's successors and assigns.

ARTICLE XIV
DISPUTE RESOLUTION
Section 14.1 Disputes or Differences.

(a) If a dispute or difference arises between the parties under or in connection with this Agreement, either party must deliver to the other party a notice of dispute identifying and providing reasonable details of the dispute or difference (a "Notice of Dispute").

(b) Within five (5) Business Days of the date of the Notice of Dispute, the relevant parties, (excluding any PHL Representatives who are members of the WWE board of directors) must meet and use reasonable endeavors acting in good faith to resolve the dispute or difference (a "Dispute Meeting").

(c) If the dispute or difference is not resolved within ten (10) Business Days of the date of the Dispute Meeting (or, where that meeting is not held, the date by which the meeting should have been held under Section 14.1(b)), either party may, by written notice, refer the dispute or difference to the senior representatives of the relevant parties capable of resolving the Dispute (a "Senior Notice of Dispute"). These senior representatives are:

(1) in the case of WWE-the Chief Financial Officer of WWE; and
(2) in the case of PHL-the Chief Financial Officer of PHL.

(d) Within five (5) Business Days of the date of the Senior Notice of Dispute, the senior representatives of the relevant parties must meet and use reasonable endeavors acting in good faith to resolve the dispute or difference.

(e) If the dispute is not settled within twenty (20) Business Days of the date of a Senior Notice of Dispute, either party may institute proceedings in a court with appropriate jurisdiction.
Section 14.2 Management Committee Deadlock.

(a) If a deadlock arises because the Management Committee is unable to reach unanimity on issues or resolutions which require unanimity under this Agreement, either Member may deliver to the other party a written notice triggering the operation of Section 14.2(b) (the "Deadlock Notice").

(b) Within seven (7) days of the date of the Deadlock Notice, the Chief Executive Officer of PHL and the Chief Executive Officer of WWE must use reasonable endeavors to meet and, acting in good faith, resolve the deadlock.

(c) Where the deadlock involves approval of, or amendments to, a budget or business plan, the Company will continue to be managed under the existing budget or business plan until the deadlock is resolved.

Section 14.3 Resolution of Construction Commencement Deadlock.
(a) This Section 14.3 only applies where
(1) Development Completion has been achieved; and
(2) Pacific Hydro US and VRC cannot agree on the date of commencement of construction of the Project.
(b) If the deadlock cannot be resolved within sixty (60) days of a Deadlock Notice being given by one Member to the other in relation to the deadlock under Section 14.2:

(1) the Member that does not want to commence construction (the "Offeror") must within one month of the end of that sixty (60) day period give a written notice (the "Trigger Notice") to the other Member stating that it is a notice given under this Section 14.3 and offering to sell all (but not less than all) of its Membership Interests in accordance with Article X, and the provisions of Section 10.3 will apply to any such sale of units; and

(2) if, following the completion of the process contained in Section 10.3 the Offeror has not sold its units the Offeror must sell, and the other Member must buy, all of the Membership Interests of the Offeror for a total amount calculated to represent the total of the subscription price of the Membership Interests paid by the Offeror plus Capital Calls paid by the Offeror (to the extent that Membership Interests were not issued to the Offeror in return for the Capital Call payments).

(c) Completion of a sale and purchase of the Membership Interests under Section 14.3(b)(2) must take place at such time and place as may be agreed between the Members or, in the absence of agreement, at the registered office of the Company at 10:00 a.m. on the day as may be agreed between the Members. At completion:

(1) the seller or each seller (as the case may be) must deliver to the purchaser a duly executed unit transfer in respect of the relevant Membership Interests simultaneously with the purchaser paying to the seller the purchase price for those Membership Interests; and

(2) the purchaser must execute that unit transfer as transferee and lodge it with the Company, whereupon the Company must register the purchaser as the holder of those Membership Interests.

ARTICLE XV
FORCE MAJEURE

Section 15.1 Suspension of Obligations. Subject to Section 15.4, where a party is unable, wholly or in part, by reason of force majeure, to carry out any obligation under this Agreement, and that party:

(a) gives each other party prompt notice of that force majeure with reasonably full particulars and, in so far as known, the probable extent to which it will be unable to perform or be delayed in performing that obligation; and

(b) uses all reasonable endeavors to remove that force majeure as quickly as possible;
that obligation is suspended to the extent that it is affected by the continuance of that force majeure.
Section 15.2 Meaning of "Force Majeure." For the purposes of this Agreement:
(a) force majeure means:
(1) an act of God, strike, lockout or other interference with work;
(2) war declared or undeclared, blockade, disturbance, lightning, fire, earthquake, storm, flood or explosion;
(3) governmental or quasi-governmental restraint, expropriation, prohibition, intervention, direction or embargo;
(4) inability or delay in obtaining governmental or quasi-governmental approvals, consents, permits, licenses, authorities or allocations; and
(5) any other cause whether of the kind specifically enumerated in this Section 15.2(a) or otherwise which is not reasonably within the control of the Member affected; and

(b) all reasonable endeavors does not require the settlement of strikes, lockouts or other labor disputes, or claims or demands by any government or quasi-governmental authority on terms contrary to the wishes of the Member affected.

Section 15.3 Continuation of "Force Majeure." If a force majeure continues for three (3) months or more, the parties must meet in good faith to discuss the situation and endeavor to achieve a mutually satisfactory resolution of the problem.

Section 15.4 Payment Obligations. An obligation to pay money is not excused by force majeure.

ARTICLE XVI
MISCELLANEOUS
Section 16.1 Notices.
(a) Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a Member to this Agreement:
(1) must be in legible writing and in English addressed as shown below:
(i) if to PHL:
Address:
Attention: Company Secretary;
Facsimile:
(ii) if to WWE:
Address:
Attention: [insert]
Email:
Facsimile:
(iii) if to the Company:
Address: [insert]
Attention: Chairman; and
(2) where the sender is a company, must be signed by an officer or under the common seal of the sender or, in the case of email, stated to have been sent by an officer of the sender;
(3) is regarded as being given by the sender and received by the addressee:
(i) if by delivery in person, when delivered to the addressee;
(ii) if by post, eight (8) Business Days from and including the date of postage;
(iii) if by email, when transmitted to the addressee (provided the sender's email server does not indicate any error in, or failure to transmit, the email); or

(iv) if by facsimile transmission, whether or not legibly received, when transmitted to the addressee (provided the sender's facsimile machine does not indicate any error in, or failure to transmit, the facsimile), but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time) it is regarded as received at 9.00 am on the following Business Day; and

(4) can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorized by the sender.

(b) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under Section 16.1 and informs the sender that it is not legible.

(c) In this Section 16.1, a reference to an addressee includes a reference to an addressee's officers, agents or employees or any person reasonably believed by the sender to be an officer, agent or employee of the addressee.

Section 16.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, transferees, and assigns.

Section 16.3 Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

Section 16.4 Time. In computing any period of time pursuant to this Agreement, the day of the act, event, or default from which the designated period of time begins to run shall not be included, but the time shall begin to run on the next succeeding day. The last day of the period so computed shall be included, unless it is a Saturday, Sunday, or legal holiday, in which event the period shall run until the end of the next day that is not a Saturday, Sunday, or legal holiday.

Section 16.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

Section 16.6 Severability. Except as otherwise provided in the succeeding sentence, every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. The preceding sentence of this Section 16.6 shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any Member to lose the material benefit of its economic bargain.

Section 16.7 Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

Section 16.8 Variation of Terms. All terms and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

Section 16.9 Governing Law. The laws of the State of Delaware shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties arising hereunder.

Section 16.10 Waiver of Jury Trial. Each of the Members irrevocably waives to the extent permitted by law, all rights to trial by jury and all rights to immunity by sovereignty or otherwise in any action, proceeding, or counterclaim arising out of or relating to this Agreement.

Section 16.11 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

Section 16.12 Specific Performance. Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the nonbreaching Members may be entitled, at law or in equity, the nonbreaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

Section 16.13 Representations and Warranties.
Each Member represents and warrants to the other Member that:
(a) it has full power and authority to enter into and perform its obligations under this Agreement;
(b) it has taken all necessary action to authorize the execution, delivery and performance of this Agreement; and

(c) this Agreement constitutes its legal, valid and binding obligations, and, subject to any necessary registration fees or charges and to doctrines of equity and laws and defenses generally affecting creditors' rights, is enforceable in accordance with its terms.

Section 16.14 Waivers.

(a) Waiver of any right arising from a breach of this Agreement or of any power arising upon default under this Agreement or upon the occurrence of an Event of Default must be in writing and signed by the Member granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:
(1) a right arising from a breach of this Agreement or the occurrence of an Event of Default; or
(2) a power created or arising upon default under this Agreement or upon the occurrence of an Event of Default, does not result in a waiver of that right or power.

(c) A Member is not entitled to rely on a delay in the exercise or non-exercise of a right or power arising from a breach of this Agreement or on a default under this Agreement or on the occurrence of an Event of Default as constituting a waiver of that right or power.

(d) A Member may not rely on any conduct of another Member as a defense to exercise of a right or power by that other Member .
(e) This Section 16.14 may not itself be waived except by writing.
Section 16.15 Cumulative rights. The rights contained herein are cumulative and do not exclude any other right, power, authority, discretion or remedy of the parties.
Section 16.16 Assignment.
(a) Rights arising out of or under this Agreement are not assignable by any Member without the prior written consent of every other Member.
(b) A Member must not unreasonably withhold its consent.
(c) A breach of Section 16.16 by any Member entitles every other Member to terminate this Agreement.
(d) Section 16.16 does not affect the construction of any other part of this Agreement.
Section 16.17 Costs and Expenses.

(a) Each Member must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this Agreement including, but not limited to, any legal costs and expenses and any professional consultant's fees.

(b) PHL will be responsible for drafting all initial legal documentation relating to the Project.

Section 16.18 Relationship of Members. No Member is the partner, agent, employee or representative of any other Member and no Member has the power to incur any obligations on behalf of, or pledge the credit of, any other Member .

Section 16.19 Entire Agreement. This Agreement supersedes all previous Agreements in respect of its subject matter and embodies the entire agreement between the Members.
Section 16.20 Survival of Clauses. Article VII survives the termination of this Agreement.

Section 16.21 The Members acknowledge and agree that, at the time of execution of this Agreement, certain of the Exhibits and Schedules have not been prepared. The Members agree to work in good faith, consistent with the Alliance Agreement, to cause such Exhibits and Schedules to be prepared, agreed upon and attached by amendment to this Agreement as promptly as possible.

[Signature Page follows]

IN WITNESS WHEREOF, the parties have executed and entered into this Operating Agreement of the Company as of the day first above set forth.

PACIFIC HYDRO US HOLDINGS INC.

By:
Name:
Title:

VRC

By:
Name:
Title:
EXHIBIT A

MEMBERS/ADDRESS	PERCENTAGE INTEREST	INITIAL CAPITAL CONTRIBUTION
1. Pacific Hydro US Holdings Inc. [Address]	51%	$5,100
2. VRC [Address]	49%	$4,900
EXHIBIT B

MANAGEMENT SERVICES AGREEMENT

EXHIBIT C

WWE SERVICES AGREEMENT

EXHIBIT D

BASE CASE FINANCIAL MODEL

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
STEEL PARK LLC

Article I THE COMPANY 1

Section 1.1 Definitions 1

Section 1.2 Formation 12

Section 1.3 Name 13

Section 1.4 Purpose; Powers 13

Section 1.5 Principal Place of Business 13

Section 1.6 Term 13

Section 1.7 Filings; Agent for Service of Process 13

Section 1.8 Title to Property 14

Section 1.9 Payments of Individual Obligations 14

Section 1.10 Independent Activities; Transactions With Affiliates 14

Article II MEMBERS' CAPITAL CONTRIBUTIONS 15

Section 2.1 Capital Contributions 15

Section 2.2 Assets or Interests Transferred to the Company 15

Section 2.3 Parties to Fund in Proportion to Interest 15

Section 2.4 Capital Calls to Recognize Pre-Development Costs 16

Section 2.5 Payment of WWE Capital Calls 17

Section 2.6 Letters of Credit 18

Section 2.7 Member Exit 18

Section 2.8 Capital Contributions at Final Project Approval 19

Section 2.9 Additional Financial Accommodation 20

Section 2.10 Additional Capital Contributions 20

Section 2.11 Capital Accounts 20

Section 2.12 No Interest 20

Section 2.13 Return of Contributions 20

Section 2.14 Transfers of Membership Interests 20

Article III ALLOCATIONS 21

Section 3.1 Profits 21

Section 3.2 Losses 21

Section 3.3 Special Allocations 21

Section 3.4 Curative Allocations 22

Section 3.5 Loss Limitation 23

Section 3.6 Other Allocation Rules 23

Section 3.7 Tax Allocations: Code Section 704(c) 23

Article IV DISTRIBUTIONS 24

Section 4.1 Net Cash Flow 24

Section 4.2 Amounts Withheld 24

Section 4.3 Limitations on Distributions 25

Article V MANAGEMENT 25

Section 5.1 Appointment of Manager 25

Section 5.2 Termination of Manager's appointment 25

Section 5.3 Performance and Powers 25

Section 5.4 Nomination of Management Committee 26

Section 5.5 [Intentionally Omitted] 26

Section 5.6 Written Appointments and Removals 26

Section 5.7 Alternate Management Committee Representatives 26

Section 5.8 Quorum 26

Section 5.9 Voting Entitlements 26

Section 5.10 Management Committee Resolutions 26

Section 5.11 Unanimous Management Committee Decisions 27

Section 5.12 No Nominee Representative 28

Section 5.13 Observers at Management Committee Meetings 28

Section 5.14 Notice of Meetings 28

Section 5.15 Management Committee Powers 28

Section 5.16 Duties and Obligations of the Management Committee 28

Section 5.17 Reimbursements; Development Budget 29

Section 5.18 Indemnification of the Manager 30

Article VI MEMBERS 31

Section 6.1 Withdrawal/Resignation 31

Section 6.2 Member Compensation 31

Section 6.3 Members Liability 31

Section 6.4 Transactions Between a Member and the Company 31

Section 6.5 Other Instruments 31

Article VII Confidentiality 32

Section 7.1 Confidentiality 32

Section 7.2 Permitted Disclosure 32

Section 7.3 Disclosure to Advisers 32

Section 7.4 Disclosure to Prospective Purchasers 32

Article VIII ACCOUNTING, BOOKS AND RECORDS 33

Section 8.1 Maintenance of Financial Records 33

Section 8.2 Tax Matters 33

Article IX AMENDMENTS 34

Section 9.1 Amendments 34

Article X TRANSFERS 34

Section 10.1 Transfer 34

Section 10.2 Sale Process Notice 34

Section 10.3 Right of First Offer 34

Section 10.4 Transfer of Membership Interests to Group Member 36

Section 10.5 Encumbrance Over Membership Interests 37

Section 10.6 Refusal to Register 37

Section 10.7 New Members To Be Bound By This Agreement 37

Section 10.8 Agreement No Longer Applies 38

Section 10.9 Representations Regarding Transfers; Legend 38

Section 10.10 Distributions and Allocations in Respect of Transferred Membership Interests 38

Article XI EVENTS OF DEFAULT 39

Section 11.1 Events of Default 39

Section 11.2 Effect of Event of Default 40

Section 11.3 Right to Purchase Defaulting Member's Membership Interests 40

Section 11.4 Purchase Price of Defaulting Member's Membership Interests 41

Section 11.5 Agreement No Longer Applies 42

Article XII DISSOLUTION AND WINDING UP 42

Section 12.1 Dissolution Events 42

Section 12.2 Winding Up 43

Section 12.3 Compliance With Certain Requirements of Regulations; Deficit Capital Accounts 44

Section 12.4 Deemed Contribution and Distribution 44

Section 12.5 Rights of Members 45

Section 12.6 Notice of Dissolution/Termination 45

Section 12.7 Allocations During Period of Liquidation 45

Section 12.8 Character of Liquidating Distributions 45

Section 12.9 The Liquidator 45

Section 12.10 Form of Liquidating Distributions 46

Article XIII POWER OF ATTORNEY 46

Section 13.1 Manager As Attorneys-In-Fact 46

Section 13.2 Nature of Special Power 46

Article XIV DISPUTE RESOLUTION 47

Section 14.1 Disputes or Differences 47

Section 14.2 Management Committee Deadlock 48

Section 14.3 Resolution of Construction Commencement Deadlock 48

Article XV Force Majeure 49

Section 15.1 Suspension of Obligations 49

Section 15.2 Meaning of "Force Majeure." 49

Section 15.3 Continuation of "Force Majeure." 50

Section 15.4 Payment Obligations 50

Article XVI MISCELLANEOUS 50

Section 16.1 Notices 50

Section 16.2 Binding Effect 51

Section 16.3 Construction 51

Section 16.4 Time 51

Section 16.5 Headings 51

Section 16.6 Severability 51

Section 16.7 Incorporation by Reference 51

Section 16.8 Variation of Terms 52

Section 16.9 Governing Law 52

Section 16.10 Waiver of Jury Trial 52

Section 16.11 Counterpart Execution 52

Section 16.12 Specific Performance 52

Section 16.13 Representations and Warranties 52

Section 16.14 Waivers 52

Section 16.15 Cumulative rights 53

Section 16.16 Assignment. 53

Section 16.17 Costs and Expenses 53

Section 16.18 Relationship of Members 53

Section 16.19 Entire Agreement 53

Section 16.20 Survival of Clauses 54

Section 16.21 The Members acknowledge and agree that, at the time of execution of this Agreement certain of the Exhibits and Schedules have not been prepared 54